EXHIBIT B to the Custody Agreement Fund Names Separate Series of PFS Funds

Name of Series

Wireless Fund
Castle Focus Fund
Bretton Fund
Christopher Weil & Company Core Investment Fund
Ensemble Fund
Taylor Frigon Core Growth Fund
Cargile Fund
Castle Tandem Fund
Alpha Fiduciary Quantitative Strategy Fund
Conquer Risk Managed Volatility Fund
Conquer Risk Tactical Rotation Fund
Conquer Risk Tactical Opportunities Fund
Conquer Risk Defensive Bull Fund

6/2020

25